CUSIP No. 627335201	13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MUSCLEPHARM CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

627335201
(CUSIP Number)

Ryan Charles Drexler
c/o MusclePharm Corporation
4400 W. Vanowen Street
Burbank, CA 91505

with a copy to:

George Shuster, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, New York 10017
(212) 937-7518
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D/A

1	NAME OF REPORTING PERSONS Ryan Charles Drexler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America
NUMBER OF	7	SOLE VOTING POWER	19,653,779
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	19,653,779
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,653,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 627335201	13D/A

Item 1. Security and Issuer.

This Amendment No. 5 to Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D/A”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4400 W. Vanowen Street, Burbank, CA 91505.

Item 2. Identity and Background.

(a)
Ryan Charles Drexler (the “Reporting Person”) is the reporting person for this Schedule 13D/A.

(b)
The business address for the Reporting Person is 4400 W. Vanowen Street, Burbank, CA 91505.

(c)
Currently, the Reporting Person is the Chief Executive Officer (“CEO”) of Consac, LLC (“Consac”) and the President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.

(d)-(e)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On September 17, 2019, the Reporting Person delivered a notice to the Issuer and its independent directors of his election to convert, effective as of September 16, 2019 (the “Notice Date”), $18,000,000 of the amount outstanding (including all accrued and unpaid interest) under that certain Amended and Restated Convertible Secured Promissory Note dated as of November 8, 2017 (the “Note”), into shares of the Issuer’s Common Stock, at a conversion price of $1.11 per share, pursuant to the terms and conditions of the Note (the “Partial Conversion”). As of the Notice Date, the total amount outstanding under the Note (including principal and accrued and unpaid interest) was equal to $19,262,910.15. Pursuant to the terms of the Note, the Issuer has instructed the transfer agent for its shares to issue to the Reporting Person 16,216,216 shares of its Common Stock (the “Shares”) in respect of the Partial Conversion. The Note will remain outstanding in accordance with its terms in respect of all amounts in excess of the $18,000,000 that is subject to the Partial Conversion.

Previously, on January 5, 2018, the Issuer instructed the transfer agent for its shares to issue to the Reporting Person 81,113 shares of its Common Stock (approximately 0.5% of the then outstanding shares of Common Stock), which were issued in lieu of cash interest in accordance with the terms of the Note.

Item 4. Purpose of Transaction.

After considering various facts and circumstances, including the Issuer’s cash position, and making his own strategic determinations, the Reporting Person elected to partially convert the Note into shares of Common Stock and increase his direct equity ownership in the Issuer, which will have the effect, among others, of the Reporting Person being able to control significant corporate actions, including the election of directors to the Board of Directors of the Issuer.

CUSIP No. 627335201	13D/A

The Reporting Person is President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.  In these capacities the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction.  In addition, in connection with his employment with the Issuer, the Reporting Person may be entitled to cash and other non-equity compensation in connection with a sale of the Issuer or other transaction of the nature described below.

Other than as described above, the Reporting Person does not have any current plans or proposals, but may in the future propose one or more actions, which would result in any of the following:

(a)
the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)
an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)
a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure;

(g)
one or more changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions to the extent they may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)
any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person beneficially owns 19,653,779 shares of Common Stock, representing approximately 58.8% of the Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person is based upon 15,953,927 shares outstanding as of September 13, 2019, as reported by the Issuer to the Reporting Person. Such beneficial ownership percentage gives effect to the issuance of the Shares, and assumes that the remaining balance of the Note following the Partial Conversion is converted immediately and all options described below are exercised immediately.

CUSIP No. 627335201	13D/A

The Note was issued in November 2017 in the original principal amount of $18,000,000, initially convertible in whole or in part into approximately 16,216,216 shares of Common Stock at a price per share equal to $1.11. Pursuant to the terms of the Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of 12% per annum, to be increased by an additional 2% per annum following the occurrence and during the continuation of an event of default under the Note. Interest is payable quarterly in cash, provided that the Issuer may irrevocably elect to pay up to one-sixth of the interest payable on any such interest payment date either in kind by increasing the principal amount of the Note, or in shares of Common Stock at the closing price per share on the last business day of the calendar quarter immediately preceding such interest payment date (rounded down to the nearest whole share). To date, the Issuer has paid 81,113 shares of Common Stock to the Reporting Person in lieu of cash interest pursuant to such elections. Any accrued but unpaid interest on the principal amount is also convertible into shares of Common Stock at a per share conversion price of $1.11. Unless earlier converted in full, all outstanding principal and any accrued but unpaid interest under the Note (whether or not that interest has been capitalized) shall be due and payable on December 31, 2019. The Issuer’s obligations to the Reporting Person under the Note are subordinated to the obligations under the Loan and Security Agreement, dated as of September 30, 2017, between the Issuer and its affiliate and Crossroads Financial Group, LLC. The Note remains secured by substantially all of the assets of the Issuer. Following the Partial Conversion, as of September 16, 2019, there remained $1,262,910.15 of principal amount outstanding under the Note, convertible into approximately 1,137,756 shares of Common Stock, and no outstanding interest.

In addition to the 16,216,216 Shares to be issued in connection with the Partial Conversion and the shares of Common Stock issuable upon the conversion of the remaining Note balance, as of September 16, 2019, the Reporting Person also beneficially owns 1,499,408 shares held by Consac LLC; 663,037 fully vested shares of restricted stock; and 137,362 shares subject to vested stock options with an exercise price per share of $1.89 that are currently exercisable. The Reporting Person is the CEO of Consac and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Securities Exchange Act) of the Common Stock that Consac beneficially owns. The Reporting Person has the power to direct the voting and disposition of Common Stock that Consac beneficially owns.

(b)
The Reporting Person has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares reported as beneficially owned.

(c)
The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)
Not applicable.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in this Schedule 13D/A, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

CUSIP No. 627335201	13D/A

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

ExhibitNumber	Exhibit Description
99.1
Convertible Secured Promissory Note dated December 7, 2015 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on December 10, 2015)

99.2
First Amendment to Convertible Secured Promissory Note dated January 14, 2017, by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 15, 2017)

99.3
Convertible Secured Promissory Note dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)

99.4
Amended and Restated Security Agreement dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)

99.5
Amended and Restated Executive Employment Agreement dated November 18, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2016)

99.6
Letter dated September 5, 2017 from the Reporting Person’s counsel to the Issuer’s counsel (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017)

99.7
Secured Demand Promissory Note, dated July 27, 2017, between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

99.8
Second Amended and Restated Security Agreement, dated July 27, 2017, between the Issuer and the Reporting person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2017)

99.9
Amended and Restated Convertible Secured Promissory Note dated November 8, 2017, by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2017)

99.10
Third Amended and Restated Security Agreement, dated November 3, 2017, between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2017)

99.11
Restructuring Agreement, dated November 3, 2017, between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2017)

99.12	Notice of Convertible Secured Promissory Note Partial Conversion dated September 16, 2019 from the Reporting Person to the Issuer

CUSIP No. 627335201	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2019	/s/ Ryan Charles Drexler
Ryan Charles Drexler, individually, and as President of Consac, LLC